Exhibit 8.1

Subsidiaries of the Registrant

1. TDS Directory Operations (Proprietary) Limited, a company organized under the laws of the Republic of South Africa.

2. Swiftnet (Proprietary) Limited, a company organized under the laws of the Republic of South Africa.

3. Intekom (Proprietary) Limited, a company organized under the laws of the Republic of South Africa.

4. Telkom Communications International (Proprietary) Limited, a company organized under the laws of the Republic of Mauritius[1]

5. Q-Trunk (Proprietary) Limited, a company organized under the laws of the Republic of South Africa. [1]

6. Africa Online Limited, a company organized under the laws of the Republic of Mauritius.

7. Multi-Links Telecommunications Limited, a company incorporated under the laws of the Federal Republic of Nigeria.

8. Rossal No. 65 (Proprietary) Limited, a company organized under the laws of the Republic of South Africa.

9. Acajou Investments (Proprietary) Limited, a company organized under the laws of the Republic of South Africa.

10. Telkom Media (Proprietary) Limited, a company organized under the laws of the Republic of South Africa.

11. Telkom International (Proprietary) Limited, a company organized under the laws of the Republic of South Africa.[1]

(1) Dormant subsidiaries of the registrant.